UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

November 14, 2019

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 4.0 - Changes in Issuer’s Certifying Accountant

Nuvus Gro Corp. (the "Company") has dismissed Turner, Stone & Company, L.L.P. of 12700 Park Central Drive, Suite 1400, Dallas, TX 75251 (the "Former Accounting Firm") as its independent registered public accounting firm, effective as of November 13th, 2019.

There have been no disagreements with the Former Accounting Firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Turner, Stone & Company, would have caused the Former Accounting Firm to make reference to the subject matter of such disagreements in its reports on the financial statements. There were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K.

Exhibits

Note

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUVUS GRO CORP.

Date:	November 14, 2019	By:	/s/ John Verghese
John Verghese, Acting Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.